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Re:	Kilroy Realty Corporation
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed February 11, 2010
Form 10-Q for Quarterly Period Ended
March 31, 2010
Filed April 30, 2010
Amended Form 8-K
Filed June 11, 2010
File No. 001-12675

Dear Mr. Woody:

On behalf of Kilroy Realty Corporation (the “Company”), we are responding to the Staff’s letter dated July 9, 2010 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), the Company’s Form 10-Q for the quarterly period ended March 31, 2010 (the “Form 10-Q”) and the Company’s Amendment No. 1 to Form 8-K filed on June 11, 2010 (the “Amended Form 8-K”). For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. The responses are based on information provided to us by the Company.

July 20, 2010

Form 10-K for the fiscal year ended December 31, 2009

General

1.	As you know, we have issued comments on the Form 10 registration statement filed by your operating partnership, Kilroy Realty, L.P. Please confirm that your future periodic reports will reflect the responses to our comments on the Form 10, as applicable.

Response:

The Company acknowledges that the Staff has issued comments on the Form 10 registration statement filed by the Company’s operating partnership, Kilroy Realty, L.P., and confirms that future periodic reports filed by the Company will reflect the responses of Kilroy Realty, L.P. to the Staff’s comments on the Form 10, as applicable.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Evaluation of Asset Impairment, page 33

2.	We note your disclosure of impairment indicators. Please tell us and revise your filing to disclose if events or circumstances have occurred that indicate that there may be an impairment of your properties. Specifically address the decrease in cash rents for industrial properties leases that have commenced in recent periods, your determination that your cash rental rates are 5% to 10% above current market rates, and your decrease in occupancy from 12/31/08 to 12/31/09.

Response:

July 20, 2010

The Company acknowledges the Staff’s comment and advises the Staff that circumstances occur from time to time that indicate that there may be an impairment of its properties. Such circumstances include decreases in cash rents for leases that have commenced in recent periods, the Company’s assessment that its cash rental rates are above estimated current market rates, and decreases in its overall occupancy. In addition, the Company has certain properties that have experienced significant tenant defaults, or have taken longer to re-lease than the Company’s historic experience. As a result, for each property where such an indicator occurred or for other properties within a given submarket where indicators occurred, the Company completed an impairment evaluation in accordance with ASC 360-10 following the process outlined in Note 2 to the annual consolidated financial statements. After completing this process, the Company concluded that, for all periods presented and for each of the properties evaluated, undiscounted cash flows over the holding period were in excess of carrying value and, therefore, the Company did not record any impairment losses. The Company further advises the Staff that all of its properties are long-lived assets that are held and used in the Company’s operations.

The Company respectfully requests that it not be required to amend its Form 10-K and undertakes to provide disclosure that is consistent with this response in all future filings.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Interest Expense, page 47

3.	Please tell us and revise your filing to disclose why you did not capitalize interest for certain development and redevelopment properties.

Response:

July 20, 2010

The Company acknowledges the Staff’s comment and advises the Staff that it has ceased interest capitalization for certain development properties because the Company has suspended substantially all development activities related to these properties as a result of the economic conditions in the submarkets in which the development properties are located. The Company refers the Staff to the disclosure under the caption “Development and Redevelopment Programs” on page 36 of the Form 10-K, which discusses that the Company has currently delayed the timing and reduced the scope of its development program as a result of the present economic conditions in its submarkets. This policy for ceasing capitalization is consistent with the guidance in paragraph 6 of ASC 835-20-25.

The Company respectfully requests that it not be required to amend its Form 10-K and undertakes to provide disclosure that is consistent with this response in all future filings.

Financial Statements

Consolidated Statements of Operations, page F-4

4.	In light of your placement of interest expense, please tell us how you have complied with Rule 5-03 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while there is diversity in the presentation of interest expense in the real estate industry, management believes that the current placement of interest expense in the Company’s consolidated statement of operations is in compliance with Rule 5-03 of Regulation S-X given the nature of the Company’s operations. The Company’s core business is the investment in and operation of real estate. Since the Company funds a portion of its investment in its real estate through the issuance of debt, the Company believes that the interest expense associated with such debt is appropriately presented with the other costs and expenses incurred in operating the Company’s core business. The Company believes this presentation is in compliance with Rule 5-03 of Regulation S-X because interest expense is reported on a separate line item in continuing operations.

The Company has been advised that the Staff has been requesting that other public registrants in the real estate industry present interest expense with interest income under Other Income (Expenses). The Company agrees to make this reclassification of interest expense to the Other Income (Expenses) section of the Company’s consolidated statement of operations, but respectfully requests to undertake to include interest expense in the Other Income (Expenses) section of the Company’s consolidated statements of operations in all future filings.

The Company advises the Staff that it believes the reclassification of interest expense in the consolidated statement of operations would not have a material impact to the Company’s consolidated financial statements. The reclassification has no quantitative impact to the following measures: income from continuing operations, net income, net income attributable to the Company, net income available to common shareholders or segment reporting. From a qualitative perspective, such a reclassification would not cause any of the following: a change in earnings or other trends, failure to meet analysts’ consensus expectations, a change from net income position to net loss position, a change to the Company’s debt covenant compliance, or a change to management compensation nor would the Company expect that the reclassification of interest expense would be substantially likely to influence a reasonable investor’s decision making process.

July 20, 2010

Notes to Consolidated Financial Statements

2. Basis of Presentation and Significant Accounting Policies

Significant Accounting Policies

Development and Redevelopment Properties, page F-9

5.	Please tell us how your accounting policy for ceasing capitalization complies with paragraph 2 of ASC 970-605-25.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s criteria for determining when a project is substantially complete is consistent with paragraph 2 of ASC 970-605-25 and therefore, the Company’s accounting policy for ceasing capitalization complies with paragraph 2 of ASC 970-605-25 as follows:

•

For development and redevelopment properties that are pre-leased, the Company ceases capitalization when revenue recognition commences. The Company commences revenue recognition upon substantial completion of the tenant improvements, as noted in the Company’s revenue recognition policy on pages F-11 and F-12 of the Form 10-K.

•

For development and redevelopment properties that are not pre-leased, the Company may not immediately build out the tenant improvements. Therefore, the Company ceases capitalization when revenue recognition commences but no later than one year after the cessation of major construction activities.

4. Debt

Exchangeable Senior Notes, page F-20

6.	Given the unique features of these Exchangeable Notes, specifically that they were issued by your subsidiary and are exchangeable into the shares of the REIT’s common stock, please provide to us management’s analysis of the proper accounting treatment and presentation including the accounting literature relied upon.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that management conducted a detailed comprehensive technical analysis with respect to the accounting treatment of features contained in the Exchangeable Notes. Management began its evaluation of the accounting treatment of the Exchangeable Notes by evaluating whether the exchange options in the Exchangeable Notes were embedded derivatives that were required to be bifurcated and accounted for as separate derivative instruments in accordance with ASC 815-15. After review and analysis of ASC 815-15-25, management concluded that it needed to review ASC 815-10-15-74(a) to determine if the exchange options were required to be accounted for as derivatives. ASC 815-10-15-74(a) indicates that an entity shall not consider contracts to be derivative instruments that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

July 20, 2010

Management first concluded after analysis of ASC 815-40-15-7 and examples 17 and 19 in ASC 815-40-55-42 through 43 and ASC 815-40-55-45 through 46 that the exchange options are indexed to the Company’s own stock. As part of this evaluation, management analyzed the exchange rate adjustment provisions of the Exchangeable Notes and concluded that the only variables that could affect the settlement amount of the Exchangeable Notes with respect to such exchange rate adjustment provisions, would be inputs to the fair value of a fixed-for-fixed option on equity shares. Management notes that although Kilroy Realty, L.P. (the “Operating Partnership”) issued the Exchangeable Notes, the Operating Partnership’s units are exchangeable on a one-for-one basis into shares of Company common stock. Thereby, at both the Operating Partnership and the Company level, the exchange options meet the criterion in ASC 815-10-15-74 (a)(1) of being indexed to the entity’s own stock, given that there is no specific market for Operating Partnership units. The only market mechanism to exchange and provide market liquidity for the Operating Partnership units is to exchange the Operating Partnership units for shares of Company common stock and, as such, the Operating Partnership’s “market” is the same as that of the Company.

In addition, Paragraph 11 of Emerging Issues Task Force Issue No. 98-2 “Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner” in part states “….However, the Task Force observed that in the separate financial statements of a subsidiary, an investment in the stock of a parent whose only significant asset is its investment in the subsidiary is essentially the same as stock of the subsidiary and should be classified as a reduction to shareholders’ equity similar to treasury stock.” The Company is the sole general partner of the Operating Partnership and the Company’s only significant asset is its investment in the Operating Partnership. Therefore the Company believes that this guidance applies to both the Operating Partnership and the Company and that Operating Partnership units are the same as Company common stock for purposes of analysis under ASC 815-10-15-7.

Management then continued its evaluation and concluded after analysis of ASC 815-40-25 and ASC 815-40-55-2 through 815-40-55-6 that the exchange options met the criteria to be classified in partners capital.

Since management concluded that the exchange options met the criteria under ASC 815-10-15-74(a) and were not considered to be derivatives or embedded derivatives that needed to be bifurcated at both the Operating Partnership and the Company level, management further concluded that the Exchangeable Notes should be accounted for in accordance with the Cash Conversion Subsections of ASC 470-20 and accounted for the Exchangeable Notes accordingly.

July 20, 2010

Exchangeable Note Repurchases, page F-21

7.	Please tell us how you determined the amount allocated to the liability component and the amount allocated to the equity component. Within your response, please reference paragraph 20 of ASC 470-20-40.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, with respect to the Exchangeable Note repurchases, in which a portion of the Exchangeable Notes repurchased were repaid and derecognized, management determined the amounts allocated to the liability component and the equity component in accordance with ASC 470-20-40 as follows. First, the Company determined the fair value of the liability component on the repurchase date by following the same methodology the Company employed when it determined the fair value of the liability component upon the adoption of the guidance in ASC 470-20. The Company calculated the fair value of the liability component of the repurchased Exchangeable Notes on the repurchase date as the present value of the remaining contractual cash flows, discounted at a comparable market, non-convertible, conventional debt borrowing rate at the date of repurchase. The comparable market rates obtained were for instruments with similar maturity dates to the Exchangeable Notes and similar credit quality to the Company. The Company then calculated the difference between the cash paid for the portion of the Exchangeable Notes that were repurchased and the fair value of the liability component for the portion of the Exchangeable Notes that were repurchased, and attributed the difference to the repurchase of the equity component.

Capped Call Transactions, page F-21

8.	Given the unique features of these Exchangeable Notes, specifically that they were issued by your subsidiary and are exchangeable into the shares of the REIT’s common stock, please provide to us management’s analysis of the proper accounting treatment and presentation of your capped call transactions including the accounting literature relied upon.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that management began its evaluation of the accounting treatment of the capped call transactions (the “Capped Calls”) by concluding that the Capped Calls should be accounted for and evaluated as a separate contract from the Exchangeable Notes in accordance with ASC 815-10-15-8 and 815-10-15-9. Management then reviewed ASC 815-10-15-74 to determine whether the Capped Calls were required to be accounted for as derivatives. ASC 815-10-15-74(a) indicates that an entity shall not consider contracts to be derivative instruments that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

Management first concluded after analysis of ASC 815-40-15-7 that the Capped Calls are indexed to the Company’s own stock. Management notes that although the Operating Partnership issued the Exchangeable Notes and purchased the Capped Calls, the Operating Partnership’s units are exchangeable on a one-for-one basis into shares of Company common stock. Accordingly, at both the Operating Partnership and the Company level, the Capped Calls meet the criterion in 815-10-15-74 (a)(1) of being indexed to the entity’s own stock, given that there is no specific market for Operating Partnership units. The only market mechanism to exchange and provide market liquidity for the Operating Partnership units is to exchange the Operating Partnership units for shares of Company common stock and, as such, the Operating Partnership’s “market” is the same as that of the Company.

July 20, 2010

In addition, Paragraph 11 of Emerging Issues Task Force Issue No. 98-2 “Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner” in part states “….However, the Task Force observed that in the separate financial statements of a subsidiary, an investment in the stock of a parent whose only significant asset is its investment in the subsidiary is essentially the same as stock of the subsidiary and should be classified as a reduction to shareholders’ equity similar to treasury stock.” The Company is the sole general partner of the Operating Partnership and the Company’s only significant asset is its investment in the Operating Partnership. Accordingly, the Company believes that this guidance applies to both the Operating Partnership and the Company and that Operating Partnership units are the same as Company stock for purposes of analysis under ASC 815-10-15-7.

Management then continued its evaluation and concluded after analysis of ASC 815-40-25 and ASC 815-40-55-2 through 815-40-55-6 that the Capped Calls meet the criteria to be classified in partners capital.

Since management concluded that the Capped Calls met the criteria under ASC 815-10-15-74(a) and were not considered to be derivatives at both the Operating Partnership and the Company level, management then looked to ASC 815-40-25-4 to determine the classification of the Capped Calls in the consolidated financial statements. ASC 815-40-25-4 indicates that contracts that require physical settlement or net share settlement or contracts that give the Company a choice of net-cash settlement or settlement in its own shares (including physical settlement and net share settlement) assuming all the criteria in ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 815-40-55-6 are met shall be initially classified as equity. The Capped Calls met the aforementioned criteria as discussed above, and as a result the Company classified the Capped Calls as permanent equity at both the Operating Partnership and the Company level. The Company reviews this classification on a quarterly basis to ensure the Capped Calls continue to qualify for permanent equity classification.

8. Share-Based Compensation

Summary of Nonvested Shares, page F-29

9.	Please tell us how you have complied with paragraph 2.d.1 of ASC 718-10-50, or tell us how you determined it was not necessary to disclose the weighted average grant dated fair value of the 51,040 shares that were fully-vested upon issuance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has reviewed the disclosure requirements of ASC 718-10-50 in connection with the preparation of its periodic filings as well as subsequent to receiving the letter of the Staff dated July 9, 2010. The Company inadvertently omitted the disclosure of the weighted average grant date fair value of the award of the 51,040 shares of common stock, which were fully-vested upon issuance. The Company believes that the omitted disclosure is not material to the financial statements taken as a whole. The Company respectfully requests that it not be required to amend its Form 10-K and undertakes to revise its disclosure in future filings to disclose the grant date fair value of these shares.

July 20, 2010

11. Commitments and Contingencies

Litigation, page F-32

10.	Please tell us how you determined it was not necessary to record an allowance for the deferred rent receivable balance for Newgen.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it did record an allowance for a portion of the deferred rent receivable for this tenant. The Company, based upon consultations with counsel, determined the potential estimated range of loss with respect to this tenant’s deferred rent receivable. The Company then, in accordance with ASC 450-20-30-1, recorded the minimum end of the potential estimated range of loss and also disclosed, in accordance with ASC 450-20-50-3 and 450-20-50-4, the possible range of loss in excess of the amount accrued pursuant to the provisions of paragraph ASC 450-20-30-1.

Form 10-Q for the quarterly period ended March 31, 2010

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three Months Ended March 31, 2010 to the Three Months Ended March 31, 2009

Provision for Bad Debts, page 28

11.	Please tell us how you determined it was necessary to previously record an allowance on deferred rent receivable for a tenant in San Diego for which you held a letter of credit.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the allowance on the deferred rent receivable related to the tenant in San Diego was recorded during the period ended March 31, 2009 based on the dates that (i) the Company was notified by the tenant as to the possibility that rent would not be paid in full and (ii) the Company was legally entitled to draw on the letter of credit securing payment under the lease.

July 20, 2010

In March 2009, the tenant notified the Company that it wanted to downsize its lease obligation. At March 31, 2009, the Company held an approximately $1.8 million letter of credit securing payment of the lease. Based on advice from counsel, and after discussions with the tenant, in April 2009 the Company drew $300,000 from the letter of credit and applied it to the unpaid April rent. Based on advice of counsel at the time of the initial draw from the letter of credit, the Company expected it would continue to draw on the letter of credit as rents became due under the terms of the lease and apply the proceeds to unpaid rent until the letter of credit was exhausted. In May 2009, the tenant filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code before the United States Bankruptcy Court for the District of Delaware, and as part of its bankruptcy filing, the tenant filed a motion seeking authorization to reject its lease with the Company. As of the May 6, 2009 filing date of the Company’s Form 10-Q, the United States Bankruptcy Court had not approved the tenant’s motion to reject its lease and the Company, based on advice of counsel subsequent to the date of the tenant’s bankruptcy filing, had not proceeded to draw additional funds under the letter of credit.

Given the uncertainty of the future rental stream from the tenant, the Company concluded that the allowance for the deferred rent receivable represented a loss contingency at March 31, 2009. The Company also concluded that the receipt of the proceeds from the letter of credit represented a gain contingency at March 31, 2009, given that the Company had not drawn on the additional funds under the letter of credit at March 31, 2009. Therefore, the Company recorded the loss contingency at March 31, 2009 in accordance with ASC 450-20-25-2 but did not record the gain contingency until the second quarter of 2009 in accordance with ASC 450-30-25-1 when the cash from the letter of credit was received.

Form 8-K/A filed June 11, 2010

303 Second Street

Notes to the Statements of Revenues and Certain Expenses

1. Basis of Presentation, page 5

12.	Please tell us how you have complied with Rule 3-14(a)(1)(ii) and (iii) of Regulation S-X, or tell us where you have made these disclosures.

Response:

July 20, 2010

The Company advises the Staff that in the Form 8-K filed on May 27, 2010 to announce the property acquisition, the Company discussed the material factors it considered in assessing the property, which included the submarket, the rentable square footage, and the occupancy rate. The Company further advises the Staff there is no one significant tenant in the property, that the Company has no plans for material capital expenditures for the property, and that the expenses for the property are the same type of typical operating expenses that would be expected for any office property in the identified submarket.

With respect to Rule 3-14(a)(1)(iii), in the Basis of Presentation section on page 5 of the Amended Form 8-K, the Company states “The Historical Summary for the year ended December 31, 2009 is audited and includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property,” and on page 7, the Company states that “Management believes all material adjustments necessary to reflect the effect of this acquisition have been made to the unaudited pro forma financial information.” The Company believes these two statements indicate that management was not aware of any material results to the property that would cause the reported financial information to not be necessarily indicative of future results.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2009, page 10

13.	Please tell us how you have complied with Instruction 1 to Rule 11-02 of Regulation S-X, or tell us how you determined it was necessary to disclose income from discontinued operations within your pro forma financial information.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it believes it was necessary to disclose income from discontinued operations within the pro forma statement of operations in order to reflect the impact of noncontrolling interests. Technical amendments have not been made to Instruction 1 to Rule 11-02 of Regulation S-X subsequent to the issuance of new accounting guidance related to noncontrolling interests effective on January 1, 2009 included within ASC 810. Rule 11-02 requires the disclosure of income (loss) from continuing operations but does not specify how to treat noncontrolling interests in that presentation. Therefore, in the absence of specific guidance, the Company believes it was appropriate to present the pro forma statement of operations through net income available for common stockholders that includes the presentation of discontinued operations in order to reflect the impact of noncontrolling interests.

July 20, 2010

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 11

14.	We note your description of adjustments C and H. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined it was appropriate to record these items. Within your response, please ensure that you specifically address how the adjustment is directly attributable to the transaction, factually supportable, and has a continuing effect.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that its general strategy is to fund property acquisitions with capital from various sources, including proceeds from the issuance of secured and unsecured debt, equity transactions and borrowings under its credit facility. The Company generally does not maintain cash balances that would be required to fund significant property acquisitions.

In the second quarter of 2010, the Company completed four property acquisitions. The Company also completed both an equity offering and an unsecured debt offering in the second quarter of 2010, and made repayments of existing debt and new borrowings under the credit facility. The Company believes that it would be misleading not to pro forma its cost of financing a property acquisition; however, the capital raised in these financing transactions was not specifically designated for just one acquisition, and the capital raised did not specifically match the acquisition price of any one acquisition. The Company therefore believes it complied with Article 11 of Regulation S-X by showing a reasonable representation of its cost of capital by including pro forma borrowings under its line of credit as the financing assumption for this acquisition.

The description of adjustment C in the pro forma financial statements states that “actual funding of the acquisition may be from different sources and the pro forma borrowings assumed herein are not indicative of actual results.”

In connection with the Company’s response to your comments on the Form 10-K, Form 10-Q and Amended Form 8-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

July 20, 2010

If you have any additional questions, please feel free to call the undersigned at (213) 891-8739.

Very truly yours,

/s/ J. Scott Hodgkins, Esq.
J. Scott Hodgkins, Esq.
of LATHAM & WATKINS LLP

cc:	Tamara Porter, Esq.